Exhibit 17.2

December 18, 2019

1:15pm EST

To the Members of the Board of Directors of

Directview Holdings, Inc.

This letter shall serve as formal notice of my resignation, effective immediately, from my position as a member of the Board of Directors (the “Board”), including membership on all committees of the Board, of Directview Holdings, Inc. (the “Company”), and all other positions with the Company to which I have been assigned, regardless of whether I served in such capacity. The resignation is not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. This resignation will not effect my position as a shareholder of the Company.

Sincerely,

_____________________________

Michelle Ralston